Exhibit (a)(1)(vi)

Exhibit (a)(i)(vi)

July 7, 2016

Dear Higher One Stockholder:

We are pleased to report that, on June 29, 2016, Higher One Holdings, Inc. (the “Company”), Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), and Winchester Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser has commenced a tender offer (as it may be amended or supplemented from time to time, the “Offer”) today to purchase all shares of common stock, par value $0.001 per share, of the Company (each, a “Share”), that are issued and outstanding at a price per Share of $5.15 net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes. Unless extended or earlier terminated, the Offer is scheduled to expire at 9:00 A.M., New York City time, on August 4, 2016.

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation of the Merger and become a wholly-owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by Parent, Purchaser, the Company or any of their respective wholly-owned subsidiaries, which will be cancelled and cease to exist without any payment being made with respect to such Share, or (ii) owned by stockholders of the Company who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share), will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s board of directors has duly and unanimously adopted resolutions (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries), (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determining to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (v) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for your support.

Sincerely,

Marc Sheinbaum

President and Chief Executive Officer